

June 30, 2009

Mr. Michael Lee
Chief Financial Officer
China YouTV Corp.
8th floor, MeiLinDaSha, Ji 2
GongTi Road, East
Beijing, China 10027

   Re: China YouTV Corp.
     Form 10-K for Fiscal Year Ended June 30, 2008
     Filed October 3, 2008
     Form 10-Q for Fiscal Quarter Ended March 31, 2009
     Filed May 13, 2009
     File No. 001-32984

Dear Mr. Lee:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Management's Report on Internal Control over Financial Reporting, page 24

1. We note your management's report on internal control over financial reporting does not include statement identifying the framework used by management to

evaluate the effectiveness of your internal control over financial reporting. Your assessment of internal control over financial reporting is required to disclose the framework utilized in the assessment (e.g. "Internal Control— Integrated Framework" by the Committee of Sponsoring Organizations of the Treadway Commission – COSO). Refer to Item 308(a)(2) of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 24

2. We note your disclosure of changes in internal control over financial reporting is made "as of the end of the period covered by this report…" Please note that your disclosure is required for changes that occurred during the last fiscal quarter (or the fourth fiscal quarter as in the case of an annual report). Refer to Item 308(c) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Unaudited Financial Statements, page 1

3. We note your financial statements are identified as not having been reviewed by your independent auditors. Please amend your filing to include financial statements that have been reviewed by an independent public accountant using professional standards and procedures for conducting such reviews. Refer to Rule 8-03 of Regulation S-X.

4. We note that your company is in the development stage within the scope of FAS 7. Please expand your statements of operations and cash flows to include cumulative amounts from your period of inception. Refer to paragraph 11 of FAS 7.

   Please also ensure that your financial statements are identified as those of a development stage enterprise, except that if you continue to operate in the extractive industries in which case you should identify your financial statements of those of a company in the exploration stage. Refer to paragraph 12 of FAS 7 and instruction 1 to paragraph (a) of Industry Guide 7. Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations.

Controls and Procedures, page 9

5. We note you disclose your controls and procedures are effective "in timely alerting [the Company's management] to material information required to be included in the Company's periodic SEC filings." Please note that the definition of disclosure controls and procedures in Exchange Act Rule 10a-15e includes

those controls and procedures that are designed to ensure that information required to be disclosed by the is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and includes, without limitation, controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Your disclosure of effectiveness appears limited in its scope. Please modify your disclosure to remove the limitation noted in the quotation above. In your response to this comment, please provide us with a sample of your proposed modified Item 4 disclosure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

W. Bradshaw Skinner
Sr. Asst. Chief Accountant